(COMPANY LETTERHEAD)



                                          May 24, 2005



Mr. Jay Webb (Mail Stop 0306)
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:   Energy Conversion Devices, Inc.
      Form 10-K for fiscal year ended June 30, 2004
      Form 10-Q for the period ending December 31, 2004
      Your File No. 1-8403

Dear Mr. Webb:

      This letter is in response to your letter of May 9, 2005 sent to us via facsimile on May 10, 2005. The information set forth below is numbered to correspond to the paragraph of your letter.

FORM 10-K FOR THE PERIOD ENDING JUNE 30, 2004

Item 9A Controls and Procedures - Page 93
-----------------------------------------

1. We recognize your response to our Comment 6 and your willingness to revise the ambiguity in future filings. However, we re-issue our comment. This matter should be addressed via amendment to your Form 10-K for the Year Ended June 30, 2004.

    Response:

    We are removing the ambiguity in Item 9A as to the effectiveness of our disclosure controls and procedures and are stating that our disclosure controls and procedures were not effective for the gathering, analyzing and disclosing information required to be disclosed in connection with our Annual Report on Form 10-K for the year ended June 30, 2004.

    We are amending and restating Item 9A to our Form 10-K for the year ended June 30, 2004 via Form 10-K/A, Amendment No 1 filed contemporaneously herewith.


                                    * * * * *

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Mr. Jay Webb (Mail Stop 0306)
Securities and Exchange Commission
May 24, 2005
Page Two
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      ECD acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in the filings,

         o the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

         o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any additional questions or comments, please contact me at
(248) 299-6013.

                                            Sincerely,

                                            /s/ Stephan W. Zumsteg

                                            Stephan W. Zumsteg
                                            Chief Financial Officer






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